Exhibit 1.1

[CHINA EASTERN AIRLINES CORPORATION LIMITED LOGO]

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 670)

ANNOUNCEMENT

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in response to certain recent press coverage regarding possible strategic investment(s) in the Company. The Company has also noted the recent increase in the trading volume of its H  shares, and states that except as disclosed, it is not aware of other reasons for such increase.

This announcement is made at the request of the Hong Kong Stock Exchange.

The Company has noted certain recent press coverage regarding possible strategic investment(s) in the Company. The Company may, from time to time, consider strategic co-operation or placing opportunities in order to accommodate its expected future business developments. However, as at the date hereof, no concrete plan or timetable on any such possible transaction has been made, and no related formal agreement has been signed. The Company confirms that it will comply with all applicable requirements under the Hong Kong Listing Rules if and when any formal agreement regarding any such possible transaction is signed.

The Company has also noted the recent increase in the trading volume of its H shares, and states that except as disclosed, it is not aware of other reasons for such increase. Save as disclosed, the Company’s board of directors (the “Board”) confirms that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Hong Kong Listing Rule 13.23, neither is the Board aware of any other matter discloseable under the general obligation imposed by Hong Kong Listing Rule 13.09, which is or may be of a price-sensitive nature.

Shareholders of the Company and public investors should exercise caution when dealing in the Company’s shares.

Made by the order of the Board, the members of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors, as at the date hereof, are:

Li Fenghua (Chairman, Executive Director)
Luo Chaogeng (President, Executive Director)
Cao Jianxiong (Non-executive Director)
Wan Mingwu (Vice President, Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent non-executive Director)
Peter Lok (Independent non-executive Director)
Wu Baiwang (Independent non-executive Director)
Zhou Ruijin (Independent non-executive Director)
Xie Rong (Independent non-executive Director)

Shanghai, the People’s Republic of China
12th April, 2006